



WHEATON™ PRECIOUS METALS
NEWS RELEASE
TSX | NYSE | LSE: WPM
wheatonpm.com

June 23, 2026
Vancouver, British Columbia

Wheaton Precious Metals Ranked Among Corporate Knights' Best 50 Corporate Citizens in Canada

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has again been named to Corporate Knights' 2026 Best 50 Corporate Citizens in Canada (the "Best 50"), ranking 13th overall.

"We are proud to once again be recognized by Corporate Knights as one of Canada's best corporate citizens," said Haytham Hodaly, President and Chief Executive Officer of Wheaton. "This consistent recognition reflects our commitment to disciplined capital allocation and partnering with mine operators who prioritize responsible business practices."

The Best 50 is one of Canada's most established sustainability benchmarks, assessing more than 350 large companies using a transparent, data-driven methodology focused on the share and growth of revenues tied to sustainable activities. Wheaton's inclusion reflects the quality of its portfolio, its strong organic growth profile, and its approach to partnering with leading operators, underpinned by a broader commitment to conducting business responsibly and sustainably.

Earlier this year, Wheaton was also recognized among Corporate Knights' 2026 global 100 most sustainable corporations in the world.

To learn more about Wheaton's sustainability approach and commitments, please visit: www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM.

For further information:

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: media@wheatonpm.com

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com